1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Jannicke Nilsson
2	**Reason for the notification**	
a)	Position/status	EVP
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Purchase of shares ISIN NO0010096985
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	**Price(s)**	**Volume(s)**
		290.00	3000

d)	Aggregated information — Aggregated volume — Price	Volume 3000 Price NOK 290.00
e)	Date of the transaction	7 February 2024
f)	Place of the transaction	XOSL – Oslo Børs